SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935



                             SOUTHERN POWER COMPANY
                              600 North 18th Street
                            Birmingham, Alabama 35291

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                 Tommy Chisholm
                                    Secretary
                             Southern Power Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                    (Names and address of agents for service)

        This Commission is requested to mail signed copies of all orders, notices and communications to:

       Gale E. Klappa                          John D. McLanahan, Esq.
Executive Vice President and                     Troutman Sanders LLP
  Chief Financial Officer                     600 Peachtree Street, N.E.
    The Southern Company                              Suite 5200
 270 Peachtree Street, N.W.                  Atlanta, Georgia 30308-2216
   Atlanta, Georgia 30303



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                              INFORMATION REQUIRED

         The Southern Company ("Southern") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Southern Power Company ("Southern Power") is a public utility company subsidiary of Southern.

Item 1.  Description of Proposed Transactions.

         Southern Power proposes to incur, from time to time or at any time on or before December 31, 2003, obligations in connection with the issuance and sale by public instrumentalities of revenue bonds in an aggregate principal amount of not to exceed $300,000,000.

         The proposed revenue bonds will be related to the financing of certain costs or expenses of certain facilities at Southern Power's Plant Dahlberg located in Jackson County, Georgia (the "Project").1 It is proposed that the Jackson County Industrial Development Authority or the otherwise appropriate public body or instrumentality (the "County") will issue its revenue bonds (the "Revenue Bonds") to provide for the purchase of the Project. The County is authorized by relevant state law to issue its Revenue Bonds for such purposes. The purchaser of the Revenue Bonds will be Southern Power or its permitted assignee.

         While the actual amount of Revenue Bonds to be issued by the County has not yet been determined, such amount will be based upon the cost of the Project, which is estimated to be $261,000,000.


____________________

1 Plant Dahlberg, located in Jackson County, Georgia, consists of 10 combustion turbine units of 80 MW each.


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         It is proposed that Southern Power will sell the Project to the County in an amount equal to the net book value thereof at the time of the sale. The County will pay for the Project with the proceeds of the Revenue Bonds.

         Southern Power proposes to enter into a Lease Agreement with the County for the lease of the Project (the "Agreement"). Pursuant to the Agreement, Southern Power, or its permitted successor or assign, will lease the Project from the County. It is proposed that Southern Power will buy the Project back from the County for a nominal purchase price at the expiration (or earlier termination) of the Agreement. Payments under the Agreement will be deposited with a Trustee (the "Trustee") under an indenture to be entered into between the County and the Trustee (the "Trust Indenture"), pursuant to which such Revenue Bonds are to be issued and secured.

         The Agreement will provide for lease payments to be made by Southern Power at times and in amounts which shall correspond to the payments with respect to the principal of and interest on the Revenue Bonds whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.

         The Agreement will provide for the assignment to the Trustee of the County's interest in, and of the moneys receivable by the County under, the Agreement.

         The Agreement will also obligate Southern Power to pay the fees and charges of the Trustee and may provide that Southern Power may at any time, so long as it is not in default thereunder, prepay the amount due under the Agreement in whole or in part, such payment to be sufficient to redeem or purchase outstanding Revenue Bonds in the manner and to the extent provided in the Trust Indenture. It is proposed that the Revenue Bonds will mature not more

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than 40 years from the first day of the month in which they are initially issued.

Item 2.  Fees, Commissions and Expenses.

         The fees, commissions and expenses to be incurred in connection herewith are estimated to be approximately $15,000.

Item 3.  Applicable Statutory Provisions.

         Southern Power considers that Sections 9 and 12 of the Act and Rules 44 and 54 under the Act may be applicable to the proposed transactions.

         To the extent that other sections of the Act or the rules thereunder are deemed to be applicable to the transactions described herein, such sections and rules should be considered to be set forth in this Item 3.

         Rule 54 Analysis: The proposed transaction is also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         Southern currently meets all of the conditions of Rule 53(a). At June 30, 2001, Southern's "aggregate investment," as defined in Rule 53(a)(1), in

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EWGs and FUCOs was approximately $1,000, or 0% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), as of June 30, 2001 ($4.642 billion).2

         In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

Item 4.  Regulatory Approval.

         No state commission has jurisdiction with respect to the subject transactions and, assuming that the Commission authorizes and approves all aspects of the subject transactions (including the accounting therefor), no other Federal commission has jurisdiction with respect thereto.


____________________

2 As discussed in Southern's Application on Form U-1 (File No. 70-9727) relating to the spin-off of Mirant Corporation ("Mirant"), Southern and Mirant reorganized certain energy-related and FUCO activities and Mirant completed a tax-free distribution to Southern of these activities on March 5, 2001 (the "Mini-Spin"). On April 2, 2001, Southern completed the spin-off of its remaining ownership interest in Mirant to Southern's shareholders. Therefore, the four indirect subsidiaries (EPZ Lease, Inc., Dutch Gas Lease, Inc., GAMOG Lease, Inc. and NUON Lease, Inc.) obtained through the Mini-Spin are the only remaining FUCO investments held by Southern. Although Southern now owns all of the equity in these companies as a result of the Mini-Spin, Southern has no direct or indirect investment or any aggregate investment within the meaning of Rule 53 in these FUCOs, including any direct or indirect guarantees or credit positions related to any capital or financing leases. Southern has executed limited keep-well commitments whereby Southern would be required to make capital contributions to Southern Energy Finance Capital Corp. or to Southern Energy Finance Company, Inc. in the event of a shortfall in the scheduled debt service resulting from certain changes in the payments due from Southern under the Southern Company Income Tax Allocation Agreement. The maximum potential capital contribution required under these commitments is the unamortized balance of the related loans, which totaled approximately $402 million as of June 30, 2001. Furthermore, the only remaining EWG investment held by Southern after the spin-off is Southern Company-Florida LLC, which was organized during the first quarter of 2001


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Item 5.  Procedure.

         Southern Power hereby requests that the Commission's order be issued as soon as the rules allow. Southern Power hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.

         The following exhibits and financial statements are filed as a part of this Application/Declaration:

         (a)      Exhibits

                           F -      Opinion of counsel.

                           G -      Form of Notice.

         (b)      Financial Statements
         Financial statements for Southern Power have been omitted because they are not deemed to be material to or necessary for a proper disposition of the proposed transactions.


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Item 7.  Information as to Environmental Effects.

         (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  October 10, 2001


                                      SOUTHERN POWER COMPANY

                                      By:  /s/Tommy Chisholm
                                               Tommy Chisholm
                                               Secretary